SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Sohu.com Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

83408W103

(CUSIP Number)

David Zhang

Kirkland & Ellis

26th Floor, Gloucester Tower

The Landmark

15 Queen’s Road, Central

Hong Kong

Tel: +852 3761 3300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 22, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 83408W103	Page 1 of 4

1.	NAME OF REPORTING PERSON Charles Zhang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) n/a
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 68,700
	8.	SHARED VOTING POWER 7,722,820
	9.	SOLE DISPOSITIVE POWER 68,700
	10.	SHARED DISPOSITIVE POWER 7,722,820
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,791,520
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.06%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 83408W103	Page 2 of 4

Amendment No. 5 to Schedule 13D

This Amendment No. 5 (this “Amendment”) amends the Schedule 13D filed by Dr. Charles Zhang with the Securities and Exchange Commission (the “SEC”) on June 16, 2004, as amended by Amendment No. 1 filed with the SEC on April 1, 2010 (“Amendment No. 1”), as amended by Amendment No. 2 filed with the SEC on July 8, 2011 (“Amendment No. 2”), as amended by Amendment No. 3 filed with the SEC on December 14, 2015 (“Amendment No. 3”) and as amended by Amendment No. 4 filed with the SEC on June 20, 2016 (“Amendment No. 4”). The original Schedule 13D of Dr. Zhang, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, is hereinafter referred to as the “Initial Statement.”

Item 4. Purpose of the Transaction

Item 4 of the Initial Statement is hereby amended and supplemented by adding the following:

On May 22, 2017, Dr. Charles Zhang submitted a preliminary non-binding proposal letter (the “Proposal Letter”) to the board of directors of Changyou.com Limited (“Changyou”), a copy of which was submitted by Changyou to the SEC on May 22, 2017 as Exhibit A to Exhibit 99.1 of a Form 6-K submitted to the SEC by Changyou on that date. Changyou is an indirect controlled subsidiary of Sohu.com Inc. (the “Company”). As of March 31, 2017, the Company held approximately 68.5% of the combined total of Changyou’s outstanding ordinary shares, and controlled approximately 95.5% of the total voting power in Changyou.

In the Proposal Letter, Dr. Charles Zhang proposed to acquire for cash all of the outstanding Class A and Class B ordinary shares of Changyou, including Class A ordinary shares represented by American depositary shares of Changyou (the “ADSs”, each representing two Class A ordinary shares of Changyou) and including ordinary shares of Changyou held by the Company, for $21.05 per Class A or Class B ordinary share, or $42.10 per ADS (the “Acquisition”).

The Proposal Letter stated that Dr. Charles Zhang intends to fund the Acquisition with a combination of debt and equity capital, and that equity financing will be provided by Dr. Charles Zhang and/or one or more other equity investors. Debt financing is expected to be provided by loans from third party financial institutions.

The Proposal Letter stated that it is a preliminary indication of interest by Dr. Charles Zhang and does not contain all matters upon which agreement must be reached in order to consummate the proposed Acquisition, nor does it create any binding rights or obligations of any person. The parties will be bound only upon the execution of mutually agreeable definitive documentation. If the Acquisition is completed, Changyou’s ADSs will be delisted from the NASDAQ Global Select Market, and Changyou’s reporting obligations under the Exchange Act will terminate.

The descriptions of the Proposal Letter set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Proposal Letter, which was submitted by Changyou to the SEC on May 22, 2017 as Exhibit A to Exhibit 99.1 of Changyou’s Form 6-K and is incorporated herein by this reference.

None of the Company, Changyou or Dr. Charles Zhang is obligated to support, vote its shares in Changyou in any particular manner with respect to, facilitate or complete, as applicable, the transactions described herein, and any binding commitment with respect to the Acquisition will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

Except as indicated above, Dr. Charles Zhang currently does not have any plans or proposals that relate to or would result in any matters listed in Items 4(a)-(j) of Schedule 13D. Consummation of the Acquisition could result in one or more of the actions specified in Items 4(a)-(j) of Schedule 13D, including the acquisition or disposition of securities of Changyou held by the Company, a merger or other extraordinary transaction involving Changyou, a change to the board of directors of Changyou, and a change in Changyou’s memorandum and articles of association to reflect Changyou’s having become a privately-held company. In addition, Dr. Charles Zhang reserves the right to change his plans and intentions in connection with any of the actions discussed in this item 4, including, among other things, the purchase price and the financing arrangements for the transactions contemplated under the Proposal Letter (including the Acquisition). Any action taken by Dr. Charles Zhang may be effected at any time and from time to time, subject to any applicable limitations imposed by any applicable law. No assurance can be given that any proposal, any definitive agreement or any transaction relating to the Acquisition will be entered into or be consummated.

SCHEDULE 13D

CUSIP No. 83408W103	Page 3 of 4

Item 5. Interest in Securities of the Issuer.

Item 5 of the Initial Statement is hereby amended and restated in its entirety to read as follows:

(a) As of the date of this Amendment, the Reporting Person beneficially owns or may be deemed to beneficially own 7,791,520 shares of Common Stock of the Company, or 20.06% of the outstanding Common Stock of the Company. The foregoing percentage is calculated based on 38,844,132 shares of Common Stock outstanding as of March 31, 2017 as reported in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2017 filed with the SEC on May 8, 2017.

(b) Number of shares of Common Stock as to which the Reporting Person has:

(i)	sole power to vote or to direct the vote: 68,700 shares

(ii)	shared power to vote or to direct the vote: 7,722,820 shares[1]

(iii)	sole power to dispose or to direct the disposition of: 68,700 shares

(iv)	shared power to dispose or to direct the disposition of: 7,722,820 shares[1]

(c) The following transactions have been effected during the past 60 days: The Reporting Person acquired 25,000 shares of Common Stock of the Company on May 12, 2017 for a price of $40.06 per share.

(d) Except as disclosed in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock beneficially owned by the Reporting Person.

(e) Not applicable

1	Includes 7,722,820 shares of Common Stock beneficially owned by Photon Group Limited. Dr. Zhang is one of the Directors of Photon and may be deemed to beneficially own such 7,722,820 shares. Dr. Zhang shares with the other Directors of Photon the power to vote and dispose of or direct the disposition of such shares. Dr. Zhang disclaims beneficial ownership of such 7,722,820 shares except to the extent of his pecuniary interest in such shares. Photon is a British Virgin Islands corporation with principal offices at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Photon is an investment holding company. During the five years prior to the date hereof, neither Photon nor any of its directors, officers, shareholders or control persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Also, during the five years prior to the date hereof, neither Photon nor any of its directors, officers, shareholders or control persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D

CUSIP No. 83408W103	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 27, 2017

By:	/s/ Charles Zhang
Name:	Dr. Charles Zhang